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                              March 31, 2022

       Liao Jinqi
       Chief Executive Officer
       ZKGC New Energy Ltd
       12 Xinxiangdi Jiari
       Laocheng Town, Chengmai County
       Hainan Province 571924
       People   s Republic of China

                                                        Re: ZKGC New Energy Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 15,
2022
                                                            File No. 333-262334

       Dear Mr. Jinqi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed March 15,
2022

       Cover Page

   1. We note your response to prior comment 3. Please disclose how recent statements and regulatory actions by
China's government relating to the use of variable interest entities has or may impact the
company's ability to conduct its business, accept foreign
                                                        investment, or list on
a U.S. or other foreign exchange. Please also delete the term "fully"
                                                        from your disclosure.
   2. We note your response to prior comment 4. Refrain from using terms such as "we" or
                                                        "our" when describing
activities or functions of a VIE.
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
             Energy Ltd Jinqi
Comapany
March      NameZKGC New Energy Ltd
       31, 2022
March2 31, 2022 Page 2
Page
FirstName LastName
3. We note your response to prior comment 5 and reissue in part. Disclose your intention to distribute earnings or settle amounts owed under the VIE agreements and explain clearly how cash may be transferred, such as through loans, dividends or capital contributions.
         We also note no funds have been transferred from ZKGC Cayman to Zhongke WFOE or from Zhongke WFOE to ZKGC Cayman. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
4. We note your response to prior comment 2. Please revise to clarify that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
Prospectus Summary, page 1

5.       We note your response to prior comment 6 and reissue that comment.
Describe all
         contracts and arrangements through which you claim to have economic rights and exercise
         control that results in consolidation of the VIE   s operations and
financial results into your
         financial statements. Identify clearly the entity in which investors are purchasing their
         interest and the entity(ies) in which the company   s operations are
conducted. Describe the
         relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Also, we note the diagram of the corporate structure on pages 1 and 23. Please revise the diagram to clearly indicate you do not have control or ownership of the VIE.
6. We note your response to prior comment 7 and reissue in part. Please clarify the primary beneficiary of the VIE for accounting purposes.
7. We note your response to prior comment 8. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide disclosure as to how it was determined that no permissions or approvals were necessary. If you relied on counsel you should identify counsel and file an exhibit. If you did not consult counsel, explain why counsel was not consulted.
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
             Energy Ltd Jinqi
Comapany
March      NameZKGC New Energy Ltd
       31, 2022
March3 31, 2022 Page 3
Page
FirstName LastName
8. We note your response to prior comment 9 and reissue in part. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S.
         investors as well as the ability to settle amounts owed under the VIE agreements. Please expand or revise related risk factors as appropriate.
9. We note your response to prior comment 10 and reissue in full. The consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required.
         The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
10. We note your response to prior comment 11 and reissue in full. Please disclose in the prospectus summary that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Also delete the term "fully" from your disclosure.
The Offering, page 5

11. We note your response to prior comment 12. In your summary of risk factors, specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Although the audit report included in this prospectus..., page 14
 Liao Jinqi
FirstName
ZKGC NewLastNameLiao
             Energy Ltd Jinqi
Comapany
March      NameZKGC New Energy Ltd
       31, 2022
March4 31, 2022 Page 4
Page
FirstName LastName

12. We note your revisions in response to prior comment 14. Please delete the term "fully"
         from the last paragraph of this risk factor.
Neither the Government of the PRC nor the Chinese legal system..., page 16

13. While we note your revisions in response to prior comment 13, please revise your risk factors to state explicitly that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
We are a foreign private issuer..., page 17

14. We note your response to prior comment 18. Please expand to clarify what home country corporate governance practices are available to you and the related risks to investors.
Property, page 33

15. Given the nature of your property as disclosed in response to prior comment 23, please revise to clarify where you products are assembled, as mentioned in your response to prior comment 21. We note that your response characterizes your properties as either dormitories or executive offices.
Principal Shareholders, page 36

16. We note your response to prior comment 24. The beneficial owner listed on page 36 is Zhuowei Zhang. The selling shareholder listed on page 37 is Zhuowei Zhong. Please revise or advice.
Consolidated Financial Statements, page F-1

17. Please provide updated interim financial statements and related disclosures as required by
         Item 8.A.5 of Form 20-F.
General

18. We note the removal of the calculation of the registration fee on the cover page. Please file the filing fee table as an exhibit. See Item 601(b)(107) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Liao Jinqi
ZKGC New Energy Ltd
March 31, 2022
Page 5

statement.

       You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at
(202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                         Sincerely,
FirstName LastNameLiao Jinqi
                                                         Division of
Corporation Finance
Comapany NameZKGC New Energy Ltd
                                                         Office of
Manufacturing
March 31, 2022 Page 5
cc:       Robert Brantl
FirstName LastName